KA 4/19

SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

SECURI[illegible]SION

12060818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 12115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 MAIN STREET
(No. and Street)

WORCESTER	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR — 508-791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/19

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010


GR
KB

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2011 AND 2010

OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl P. Sherr
Signature

MANAGING MEMBER
Title

2/27/12
Notary Public My Commission Expires 2/27/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2011 and 2010, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the schedules on pages 9 and 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 24, 2012

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2011	2010
Cash	$ 16,724	$ 36,966
Deposits with clearing agent	135,056	160,383
Other receivables	65,141	61,813
Prepaid expenses	3,765	3,152
Property and equipment, net	1,977	4,305
Total assets	$ 222,663	$ 266,619

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 27,101	$ 28,810
Members' equity	195,562	237,809
Total liabilities and members' equity	$ 222,663	$ 266,619

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2011	2010
Revenues:		
Investment advisory fees	$ 680,135	$ 607,541
Commissions on securities transactions	88,627	141,090
Other investment and financial planning fees	54,113	73,907
Commissions on insurance policies and annuities	42,086	49,563
Other income	7,698	6,311
Total revenues	872,659	878,412
Expenses:		
Guaranteed payments to members	156,011	156,000
Payroll	106,990	117,653
Payroll taxes	12,882	13,524
Professional fees	28,195	27,382
Rent	24,022	24,022
Administrative fees	22,461	20,634
Equipment rental	18,180	17,395
Commissions	54,650	49,713
Office and postage	17,872	19,401
Transfer, clearance and brokerage fees	16,219	17,213
Telephone	10,998	11,166
Auto expense	15,054	12,004
Insurance	4,779	5,916
Taxes and licenses	4,333	4,383
Depreciation	2,328	3,242
Dues and subscriptions	2,724	2,649
Advertising	875	1,665
Selling and promotion	387	361
Total expenses	498,960	504,323
Net income	373,699	374,089
Members' equity - beginning	237,809	216,099
Members' distributions	(415,946)	(352,379)
Members' equity - ending	$ 195,562	$ 237,809

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2011	2010
Operating activities:		
Net income	$ 373,699	$ 374,089
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,328	3,242
Changes in operating assets and liabilities:		
Deposits with clearing agent	25,327	(31,380)
Other receivables	(3,328)	(2,607)
Prepaid expenses	(613)	485
Accounts payable and accrued expenses	(1,709)	5,753
Net cash provided by operating activities	395,704	349,582
Investing activities:		
Acquisition of property and equipment	-	(2,067)
Financing activities:		
Members' distributions	(415,946)	(352,379)
Net decrease in cash	(20,242)	(4,864)
Cash - beginning	36,966	41,830
Cash - ending	$ 16,724	$ 36,966

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company's principal sources of revenue are investment advisory fees on managed accounts invested in mutual funds, commissions on securities transactions for customers, and other fees for investment services. The Company's customers are located primarily in Central Massachusetts. An unrelated clearing agent completes the majority of the securities transactions and an unrelated asset management company provides a significant portion of the mutual fund investing services to the Company's customers.

The Company also offers life, disability and long-term care insurance and annuity products.

Organization:

The Company is organized as a limited liability company. The terms of the Company's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to pay liabilities. The Company does not have a formal termination date.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Deposits with Clearing Agent:

Deposits with clearing agent are comprised of cash balances in various clearing and deposit accounts.

Other Receivables:

Other receivables consist primarily of investment advisory fees due from an asset management company and are recorded at net realizable value.

Income Recognition:

Investment advisory fees, commissions on insurance and annuity products, and other fees based on customers' balances in managed accounts or for financial planning services are recognized as earned.

Commission income from customers' securities transactions and related transaction expenses are recorded on a trade date basis.

The Company is not presently trading in securities on its behalf. However, if the Company enters into securities transactions, any market positions held at the end of a reporting period would be stated at quoted market prices, as the Company generally only trades in active markets. The difference between the cost and market value of securities held would be included in income along with trading gains and losses realized during the period. These transactions would also be recorded on a trade date basis.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

Guaranteed Payments to Members:
Guaranteed payments to members represent compensation for services rendered and are reported as an expense rather than a distribution from members' equity.

Advertising:
Advertising costs are expensed as incurred.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the tax years ended after 2007 remain open for examination. These examinations would include reviews of tax filing positions and consideration of the timing and amounts of revenue and deductions reported.

The Company evaluates any uncertain tax positions to assess whether the tax positions are "more likely than not" to be sustained upon examination by tax authorities or whether they may result in an excess tax benefit. A liability would be recognized for any entity level tax on an excess benefit claimed, or expected to be claimed, along with related interest and penalties. Management believes there are no such excess benefits as of December 31, 2011.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications:
Certain amounts in the 2010 financial statements have been reclassified to conform to the 2011 presentation with no effect on previously reported net income or members' equity.

(3) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2011	2010
Furniture, fixtures and equipment	$ 36,023	$ 41,224
Accumulated depreciation	(34,046)	(36,919)
	$ 1,977	$ 4,305

(4) LEASES

The Company leases its office facilities and certain equipment on a month-to-month basis.

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $50,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2011	2010
Aggregate indebtedness	$ 27,101	$ 28,810
Net capital	$ 127,640	$ 172,544
Ratio of aggregate indebtedness to net capital	.212 to 1	.167 to 1

(6) CONTINGENCIES AND CREDIT RISK

The Company is exposed to risk in the normal course of business. The Company executes transactions on behalf of its customers and uses other broker-dealers and financial institutions to provide services to its customers. The Company may be obligated to settle securities transactions in the event of a customer's nonperformance as well as being responsible if service providers do not fulfill their obligations to the Company and its customers. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions will not have a materially adverse effect on future operations or financial position.

At times, the Company maintains cash balances with its clearing agent in excess of insured limits.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 24, 2012, the date these financial statements were available to be issued, and has determined that there are no subsequent events to be recognized and disclosed in the financial statements.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital:	
Total members' equity	$ 195,562
Less - nonallowable assets:	
Receivables from non-customers	62,145
Property and equipment	1,977
Other assets	3,765
	67,887
Net capital before haircuts on securities positions (tentative net capital)	127,675
Haircuts - 2% balance in money market account	35
Net capital	$ 127,640
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 27,101
Computation of basic net capital requirement:	
Minimum net capital required	$ 50,000
Excess net capital using 120% of minimum net capital requirement	$ 67,640
Ratio: Aggregate indebtedness to net capital	.212 to 1

Statement Regarding Reconciliation of Computation of Net Capital

There are no material differences between the above computations and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2011.

See independent auditors' report

CARL P. SHERR & CO., LLC
SUPPLEMENTAL SCHEDULE UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from the SEC Rule 15c3-3 Customer Protection - Reserves and Custody of Securities pursuant to paragraph (k)(2)(ii). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the SEC" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the SEC" have not been included in the financial statement disclosures.

See independent auditors' report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

Form X-17A-5 FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC. [13]

SEC FILE NO.: 8-12115 [14]

FIRM I.D. NO.: 3394 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

446 MAIN STREET [20]
(No. and Street)

WORCESTER [21] (City)   MA [22] (State)   01608 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10-01-11 [24]

AND ENDING (MM/DD/YY): 12-31-11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR [30]

(Area Code) — Telephone No.: (508) 791-7126 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of FEBRUARY 20 12

Manual signatures of:

1) Carl P Sherr
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C. [70]

ADDRESS

306 MAIN STREET [71]	WORCESTER [72]	MA [73]	01608 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CARL P. SHERR & CO., LLC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-11 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 16,724	200			$ 16,724	750
2. Receivables from brokers or dealers:						
A. Clearance account	83,300	295				
B. Other	51,756	300	$	550	135,056	810
3. Receivable from non-customers	2,996	355	62,145	600	65,141	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,977	680	1,977	920
11. Other assets		535	3,765	735	3,765	930
12. TOTAL ASSETS	$ 154,776	540	$ 67,887	740	$ 222,663	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CARL P. SHERR & CO., LLC. as of 12-31-11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	27,101	1205		1385	27,101	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ____ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 27,101	1230	$	1450	$ 27,101	1760

Ownership Equity			
21. Sole Proprietorship		[15] $	1770
22. Partnership (limited partners)	[11] ($ ____ 1020)	195,562	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury		[16] (	1796)
24. TOTAL OWNERSHIP EQUITY		$ 195,562	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 222,663	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CARL P. SHERR & CO., LLC. as of 12-31-11

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 195,562	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			195,562	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 195,562	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 67,887	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(67,887)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 127,675	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	35	3736	(35)	3740
10.	Net Capital			$ 127,640	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CARL P. SHERR & CO., LLC. as of 12-31-11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6^2/_3$% of line 19)	$	1,807	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	77,640	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	22 $	67,640	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	27,101	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	27,101	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	21.23%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	21.23%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$	N/A	3760
24. Excess capital (line 10 less 23)	$	N/A	3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6^2/_3$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CARL P. SHERR & CO., LLC.

For the period (MMDDYY) from 24 10-01-11 [3932] to 12-31-11 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 15,427	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions		3,515	3939
d. Total securities commissions		18,942	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares		1,552	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		172,979	3975
8. Other revenue		23,245	3995
9. Total revenue		$ 216,718	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		39,011	4120
11. Other employee compensation and benefits		43,298	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		44,877	4100
16. Total expenses		$ 127,186	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 89,532	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 89,532	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 23,000	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CARL P. SHERR & CO., LLC.

For the period (MMDDYY) from 10-01-11 to 12-31-11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 172,166	4240
A. Net income (loss)			89,532	4250
B. Additions (Includes non-conforming capital of ▼29 $		4262)		4260
C. Deductions (Includes non-conforming capital of $		4272)	66,136	4270
2. Balance, end of period (From item 1800)			$ 195,562	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period ▼30	$ N/A	4300
A. Increases	N/A	4310
B. Decreases	N/A	4320
4. Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CARL P. SHERR & CO., LLC. as of 12-31-11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B.	(k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C.	(k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 PERSHING LLC 4335	X	4570
D.	(k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	NONE 4601	4602	4603	4604	4605
32	4610	NONE 4611	4612	4613	4614	4615
33	4620	NONE 4621	4622	4623	4624	4625
34	4630	NONE 4631	4632	4633	4634	4635
35	4640	NONE 4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals